Exhibit 12

Alliant Techsystems Inc.

Statement Re: Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

		Fiscal Year Ended March 31,
	2011	2010	2009	2008	2007
Earnings:
Income before income taxes and noncontrolling interest	$438,674	$435,417	$298,049	$328,055	$248,077
Plus fixed charges	100,475	88,932	98,207	113,942	102,689
Earnings	$539,149	$524,349	$396,256	$441,997	$350,766

Fixed Charges:
Interest expense, including amortization of debt issuance costs	$87,612	$77,494	$87,313	$103,904	$92,863
Estimated interest factor of rental expense	12,863	11,438	10,894	10,038	9,826
Fixed Charges	$100,475	$88,932	$98,207	$113,942	$102,689

Ratio of Earnings to Fixed Charges (1)	5.37	5.90	4.03	3.88	3.42

Rent expense	80,391	71,486	68,086	62,739	61,410
Percent of rent expense that represents interest	16%	16%	16%	16%	16%

(1) For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, plus fixed charges.  “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.